Exhibit 99.4

Country Report on Human Rights Practices- 2003 China

Released by the Bureau of Democracy, Human Rights, and Labor
February 25, 2004

Submitted to the Congress by the Department of State in compliance with sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 (FAA), as amended, and section 504 of the Trade Act of 1974, as amended.

Section 6 Worker Rights

a. The Right of Association

The Constitution provides for freedom of association. However, in practice, workers were not free to organize or join unions of their own choosing. The All-China Federation of Trade Unions (ACFTU), which was controlled by the Communist Party and headed by a high-level Party official, was the sole legal workers' organization. The Trade Union Law gives the ACFTU control over the establishment and operation of all subsidiary union organizations and activities throughout the country, including enterprise-level unions. The Trade Union Law also allows workers to decide whether to join official unions in their enterprises. There were no reports of repercussions for the small percentage of workers in the state-owned sector that had not joined. Independent unions are illegal.

Although the ACFTU and its constituent unions had a monopoly on trade union activity, their influence over the workplace diminished with the economic reforms of recent years. ACFTU unions were relatively powerless to protect the tens of millions of members who have lost their jobs or had their wages or benefits delayed or cut in the massive restructuring of state-owned enterprises (SOEs). The unions have, however, provided some benefits and reemployment assistance to affected workers. The ACFTU had difficulty organizing in the country's rapidly growing private and foreign-invested sectors, where union membership during the year was estimated to be less than 20 percent. With declines in the state-owned sector and organizational weakness outside the state sector, the ACFTU's membership declined from nearly 100 percent of the urban workforce during the height of the planned economy to approximately 50 percent in recent years. The ACFTU reported a membership of 130 million at the end of 2002, out of an estimated 248 million urban workers.

The existence of an enormous rural labor force, some 490 million out of a total labor force of approximately 750 million, also complicated the organization and protection of workers. Farmers did not have a union or any other similar organization. Of some 130 million rural residents working in township and village enterprises, only a very small percentage were represented by unions. A "floating" migrant labor force of over 100 to 150 million persons has proven especially difficult to organize and protect, although state-run media reported in August that the ACFTU has stepped up a campaign to bring migrant workers into the union. Some of these migrants gravitated to temporary or seasonal low-wage work in urban areas where their residence, under the country's registration system, often was illegal (see Section 2.d.). Many migrants, including substantial numbers of young women, were attracted to the growing private sector where unions were few and where their desire to earn more than they could in rural areas made them easy to exploit.

The ACFTU has shown some interest in adapting its style to the needs of labor in a market economy. Local ACFTU federations have allowed, even facilitated, a few limited experiments in more open union elections and decision-making. These included freely electing, by secret ballot, the leadership of ACFTU-affiliated unions at several foreign-owned factories in Guangdong and Fujian Provinces in 2002 and 2003. The ACFTU also actively pushed amendments to the Trade Union Law, passed in 2001, that give greater protection to union organizing efforts and legitimize union activity in the private sector, including foreign-invested enterprises, and will now allow migrant workers to become union members. Despite the ACFTU's stated goals to organize these new groups of workers, there had been very limited gains as of year's end.

During the year, the Government took specific actions against illegal union activity, including the detention and arrest of labor activists. In May, Yao Fuxin and Xiao Yunliang, leaders of a large labor protest in Liaoyang City, Liaoning Province, who were detained in March 2002, were sentenced to 7 and 4 years in prison, respectively, based largely on allegations that they had made contact with the CDP in 1998, several years before the workers protests. Many observers believed that the sentences were largely in retaliation for their role in the labor protests.

Other labor activists, detained in previous years, were reportedly still in detention at year's end. Hu Mingjun was serving an 11-year sentence and Wang Sen a 10-year sentence for supporting December 2000 worker protests in Sichuan Province. Shanghai labor dissident Wang Miaogen, detained in 1996, was still being held in a psychiatric hospital. Other labor activists reportedly still in detention included Zhang Shanguang, Li Wangyang, Li Jiaqing, Miao Jinhong, Ni Xiafei, Li Keyou, Liao Shihua, Yue Tianxiang, Guo Xinmin, He Zhaohui, Liu Jingsheng, Peng Shi, Wang Guoqi, and labor lawyer Xu Jian. However, in June, the Government reportedly released Di Tiangui after he served a 1-year sentence for trying to organize a national federation of retired workers.

The country was a member of the International Labor Organization (ILO) and had ratified core ILO conventions prohibiting child labor, including the worst forms of child labor and discrimination in remuneration for male and female workers. At year's end, the Government had not ratified other core conventions regarding the right of association, the right to collective bargaining, and the prohibition against compulsory labor.

At year's end, the Government had not replied to an ILO request for further information in connection with a 1998 complaint brought to the ILO by the International Confederation of Free Trade Unions (ICFTU) alleging the detention of trade unionists and violations of the right to organize. In 2002, the ICFTU submitted another complaint to the ILO alleging repression of independent workers' protests in Liaoyang in Liaoning Province and Daqing in Heliongjiang Province calling attention to the sentencing of two worker activists in Sichuan Province.

The ACFTU had active ties with other national trade union organizations and had a cooperative relationship with the ILO's China office. In 2002, the ACFTU gained a deputy workers' member seat on the ILO's Governing Body, a seat it lost in 1990 during the crackdown following the Tiananmen Square massacre. The ICFTU publicly condemned China for its denial of the right of free association, in particular for arresting labor activists. The ACFTU cooperated with the U.N. Development Program on a program, part of which was designed to assist unions to adapt to a new labor relations model.

b. The Right to Organize and Bargain Collectively

The Labor Law permits collective bargaining for workers in all types of enterprises; however, in practice, genuine collective bargaining still did not occur. Under the law, collective contracts are to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management, and should specify such matters as working conditions, wage scales, and hours of work. The law also permits workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

The country's shift toward a market economy and changing labor-management relations created pressures for collective bargaining that would include more genuine negotiations and take workers' interests into greater account. The Trade Union Law specifically addresses unions' responsibility to bargain collectively on behalf of workers' interests. However, given the non-democratic, Party-dominated nature of unions, collective bargaining fell far short of international standards. Workers had no means to formally approve or reject the outcome of collective contract negotiations and, without the right to strike, only a limited capacity to influence the negotiation process.

In the private sector, where official unions were few and alternative union organizations were unavailable, workers faced substantial obstacles to bargaining collectively with management. Workplace-based worker committees, expected to guide union activities and serve as the vehicle for worker input into enterprise policies, were common. However, in SOEs, many were little more than rubber stamps for deals predetermined by enterprise management, the union, and the CCP representative.

The Trade Union Law provides specific legal remedies against anti-union discrimination and specifies that union representatives may not be transferred or terminated by enterprise management during their term of office. These provisions were aimed primarily at the private sector, where resistance to unions was common. The degree to which these provisions were enforced was unknown. Anti-union activity was virtually unknown in the state-owned sector.

Neither the Constitution nor the law provides for the right to strike. The Trade Union Law acknowledges that strikes may occur, in which case the union is to reflect the views and demands of workers in seeking a resolution of the strike. Some observers have interpreted this provision to offer at least a theoretical legal basis for the right to strike. However, government treatment of worker protests as illegal demonstrations established that there was still no officially accepted right to strike. In addition, no other types of planned worker action were allowed.

During the year, the profound economic and social changes affecting workers continued to produce labor-related disputes and worker actions. These included spontaneous and on-the-job protests, most of them directed against SOEs, usually over actual and feared job losses, wage or benefit arrears, or allegations of owner/management corruption in enterprise restructuring. The Government took swift action to halt protests. Police detained protest leaders and dispersed demonstrations, usually with minimum force. They sometimes subsequently offered payments that met at least a portion of protestors' demands. The most noteworthy labor protests in recent years occurred in the spring of 2002 in the northeastern region of the country, particularly in Liaoyang, Liaoning Province. In the Liaoyang protests, thousands of organized workers and sympathizers demonstrated for a number of days, protesting alleged corruption in the closure of a major local SOE, the loss of jobs, and wage and benefit irregularities. As a consequence of the protests, four worker leaders were arrested. Of these, Yao Fuxin and Xiao Yunliang were convicted on subversion charges and sentenced in May (see Section 6.a.). After the protests, the former manager of the SOE was sentenced to 13 years on smuggling charges. The local Government fired Liaoyang's police chief and demoted a top Party official in the city. Work stoppages at private companies were far fewer than in SOEs but did occasionally occur.

The Labor Law provides for mediation, arbitration, and court resolution of labor disputes. Under these procedures, cases are to be dealt with first in the workplace, through a mediation committee, then, if unresolved, through a local arbitration committee under government sponsorship. If no solution is reached at this level, the dispute may be submitted to the courts. According to Ministry of Labor and Social Security statistics for 2002, 51,000 labor disputes were settled through mediation, and 184,000 disputes involving 610,000 workers were submitted to arbitration, increases of about 19 percent and 31 percent, respectively, over 2001 figures. Of these cases, 11,000 were collective labor disputes, and a vast majority of cases, 179,000 or 91 percent, were resolved.

Observers differed over the effectiveness of these dispute resolution procedures. Workers reportedly had little trust in the fairness of workplace mediation. They viewed unions, which played a major mediation role, as inclined to favor management. Workers favored arbitration over workplace mediation, although they often looked with suspicion on the local government role in the process.

Laws governing working conditions in Special Economic Zones (SEZs) were not significantly different from those in effect in the rest of the country. Lax enforcement of these laws by provincial and local officials was a serious problem in the SEZs, as in other parts of the country. Wages in the SEZs and in the southeastern part of the country generally were higher for some categories of workers than in other parts of the country because high levels of investment have created a great demand for available labor. As in other areas of the country, officials acknowledged that some investors in the SEZs were able to negotiate "sweetheart" deals with local partners that bypassed labor regulations requiring the provision of benefits and overtime compensation. Some foreign businesses in the SEZs had ACFTU-affiliated unions, and management reported positive relations with union representatives, in part because the ACFTU discouraged strikes and work stoppages.

c. Prohibition on Forced or Bonded Labor

The law prohibits forced and bonded labor, and the Government denied that forced or bonded labor was a problem; however, forced labor was a serious problem in penal institutions. Citizens were consigned to penal labor institutions, without judicial process (see Section 1), that by law and public policy utilized labor as a means of reform and reeducation. Detainees in custody and repatriation centers, before that system was abolished in June, as well as reeducation-through-labor detainees and prisoners and pretrial detainees in the regular prison system, were required to work, often with little or no remuneration. Diplomatic observers generally were unable to gain access to reform institutions to evaluate allegations about the treatment of prisoners. In some cases, prisoners worked in facilities directly connected with penal institutions; in other cases, they were contracted to nonprison enterprises. Facilities and their management profited from inmate labor.

In 1992, the U.S. and Chinese Governments signed a memorandum of understanding (MOU), followed by an implementing statement of cooperation (SOC) in 1994. These agreements expressed the intention of the governments to cooperate to assure that Chinese prison-made products were not exported to the United States. However, Chinese cooperation under the MOU and SOC has been poor. Regular working-level meetings were held in 2002, but a scheduled prison visit and further cooperation were suspended in 2003 due to SARS; no prison visits took place during the year. Although monthly meetings resumed in December 2003, the backlog of cases remained substantial at year's end. The Government continued to exclude explicitly reform- and reeducation-through-labor institutions from the agreements.

The Government prohibits forced and bonded labor by children, but some child trafficking victims were reportedly sold into forced labor (see Section 6.f.).

Status of Child Labor Practices and Minimum Age for Employment

The law prohibits the employment of children under the age of 16, but the Government had not adopted a comprehensive policy to combat child labor. The Labor Law specifies administrative review, fines, and revocation of business licenses of those businesses that illegally hire minors. The law also stipulates that parents or guardians should provide for children's subsistence. Workers between the ages of 16 and 18 were referred to as "juvenile workers" and were prohibited from engaging in certain forms of physical work, including labor in mines.

The Government continued to maintain that the country did not have a widespread child labor problem and that the majority of children who worked did so at the behest of their families, particularly in impoverished rural areas, to supplement family income. Child workers in rural areas appeared to work primarily for township and village enterprises and in agriculture. In urban areas, they often worked as menial and street laborers. Some observers believed that coalmines, which often operated far from urban centers and out of the purview of law enforcement officials, also occasionally employed children. The Government argued that the existence of a large adult migrant labor force, often willing to work long hours for low wages, reduced the attractiveness of child labor for employers.

Some students worked in light industrial production within or for their schools. In March 2001, an explosion in Jiangxi Province at an elementary school that was also used to manufacture fireworks killed 42 persons, most of them schoolchildren who worked to assemble the fireworks. After parents of the children spoke to the press, the Government took disciplinary action against local officials who had attempted to cover-up the case as an attack by a "mad bomber." Provincial officials moved to tighten controls over Jiangxi's economically important fireworks industry. This incident may have served as a catalyst for greater government acknowledgement of the problem of child labor. In the autumn of 2001, the Government announced the formation of a multi-agency commission to study the issue. The commission failed to produce a public report. In October 2002, the State Council issued a regulation clarifying existing child labor prohibitions.

e. Acceptable Conditions of Work

The Labor Law provides for broad legal protections for workers on such matters as working hours, wages, and safety and health. The Trade Union Law invests unions with the authority to protect workers against violations of their legal rights or contractually agreed conditions of work. The Law on the Prevention and Treatment of Occupational Diseases, and the Production Safety Law identify responsibilities for work-related illness and accidents, and provide for specific penalties for violation of the law. However, there remained a substantial gap between the law's formal provisions for work conditions and the actual situation in the workplace.

There was no national minimum wage. The Labor Law allows local governments to determine their own standards for minimum wages. Local governments generally set their minimum wage at a level higher than the local minimum living standard but lower than the average wage. Widespread official corruption and efforts by local officials to attract and keep taxpaying, job-producing enterprises that might otherwise locate elsewhere undercut enforcement of the minimum wage provisions.

The Labor Law mandates a 40-hour standard workweek, excluding overtime, and a 24-hour weekly rest period. It also prohibits overtime work in excess of 3 hours per day or 36 hours per month and mandates a required percentage of additional pay for overtime work. However, these standards were regularly violated, particularly in the private sector. They were particularly ignored in enterprises that could rely on a vast supply of low-skilled migrant labor. In many industries such as textile and garment manufacturing, compulsory overtime reportedly was common, often without overtime pay. During the year, auditors found that some factories routinely falsified overtime and payroll records. There also were reports of workers being prevented from leaving factory compounds without permission.

Occupational health and safety concerns remained serious. The poor enforcement of occupational health and safety laws and regulations continued to put workers' lives at risk. The State Administration for Work Safety (SAWS), which was administratively joined with the State Administration for Coal Mine Safety Supervision (SACMSS), was responsible for providing a nationwide framework for work safety. With enactment of the Work Safety Act in 2002, the Government gave SAWS/SACMSS a specific, detailed legal framework for its responsibilities. SAWS/SACMSS staffed nearly 70 field offices throughout the country. The Ministry of Health was responsible for prevention and treatment of occupational illness. Some provincial and local governments have followed the national pattern of establishing separate work safety agencies. However, enforcement of national health and safety standards, which was the responsibility of governments below the national level, remained very weak.

Workplace health and safety did not improve significantly during the year, and there continued to be a high rate of industrial accidents. According to official statistics, from January to September, there were 10,227 work-related accidents, resulting in 11,449 deaths, compared with 13,960 workplace accidents, resulting in 14,924 deaths, in 2002. Coalmines were by far the most deadly workplaces. In the first three quarters of the year, 2,802 coal mine accidents caused 4,620 fatalities. Coalmine accidents comprised approximately 27 percent of all non-traffic, non-fire-related workplace accidents, but accounted for approximately 40 percent of corresponding workplace deaths. Enterprise owners and managers sometimes failed to report accidents and health problems. Local officials also often underreported such incidents. As a result, the actual number of workplace deaths and casualties was likely far higher.

The high rate of coal mining accidents highlighted serious enforcement problems in that sector. However, government officials and media have been increasingly vocal about the need to control workplace accidents and increasingly frank in assessing blame. In May, following a major coalmine disaster in a state-owned mine in Anhui Province, SAWS/SACMSS Administrator Wang Xianzheng publicly criticized mine operation failures for the accident. In recent years, the Government has closed tens of thousands of small coalmines, many of them illegal operations, where the majority of accidents and casualties occurred. Despite these efforts, many mines reopened illegally soon after closing. Observers attributed the enforcement problem in the coal mining sector primarily to corruption, a need to sustain employment in poor areas where many of the most dangerous mines were located, and a paucity of inspectors.

Fewer than half of rural enterprises met national dust and poison standards. Many factories that used harmful products, such as asbestos, not only failed to protect their workers against the ill effects of such products, but also failed to inform them about the hazards.

Approximately 44.1 million workers reportedly participated in the country's new work-injury insurance system at the end of 2002. In recent years, small but growing numbers of workers also began to use lawsuits to pursue work injury and illness claims against employers.

f. Trafficking in Persons

The law prohibits trafficking in women and children; however, trafficking in persons and the abduction of women for trafficking remained serious problems. The country was both a source and destination country for trafficking in persons. Most trafficking was internal for the purpose of providing lower-middle income farmers with brides or sons, but a minority of cases involved trafficking of women and girls into forced prostitution in urban areas, and some reports suggested that some victims, especially children, were sold into forced labor.

Internal trafficking was a significant problem. The Ministry of Public Security estimated that 9,000 women and 1,000 children were kidnapped and sold illegally each year.

Some experts suggested that the serious imbalance in sex ratios in some regions (see Section 1.f.) had created a situation in which the demand for marriageable women could not be met by local brides, thus fueling the demand for abducted women. The problem of a shortage of marriageable women was exacerbated by the tendency for many village women to leave rural areas to seek employment. In addition, the cost of traditional betrothal gifts given to a bride's family sometimes exceeded the price of a trafficked bride and thus made purchasing a bride more attractive to poor rural families. Some families addressed the problem of a shortage of women by recruiting women in economically less advanced areas. Others sought help from criminal gangs, which either kidnapped women and girls or tricked them by promising them jobs and an easier way of life and then transported them far from their home areas for delivery to buyers. Once in their new "family," these women were "married" and raped. Some accepted their fate and joined the new community; others struggled and were punished. Many kidnappings reportedly also occurred in provinces where the male to female ratio was generally balanced.

There were reports that women and girls from Burma, Laos, North Korea, Vietnam, and Russia were trafficked into the country either to work in the sex trade or to be forced to marry Chinese men. Trafficking of North Korean women and girls into the country to work in the sex industry was reportedly widespread in the northeastern part of the country; border guards reportedly were involved. Many such women, unable to speak Chinese, were virtual prisoners. Others stayed in their new situation because the country was less poverty-stricken than North Korea. A few of the Korean women were sold against their will to rural men in both ethnic Korean and ethnic Han areas. Others ended up working as prostitutes. According to press reports, North Korean brides were sold for approximately $38 (RMB 315) to $150 (RMB 1,245). Women reportedly also were trafficked from Vietnam into the country for purposes of forced marriage.

Chinese citizens were trafficked from the country for sexual exploitation and indentured servitude in domestic service, sweatshops, restaurants, and other services. There were reports that Chinese citizens were trafficked to Australia, Belgium, Burma, Canada, Hungary, Italy, Japan (illegal immigrants held in debt bondage), Malaysia, the Netherlands (for the purpose of sexual exploitation), Singapore, Sri Lanka (for sexual exploitation), Taiwan, the United Kingdom (for sexual exploitation), and the United States. A large number of citizens were trafficked through Hong Kong.

Alien smuggling rings often had ties to organized crime and were international in scope. Persons trafficked by alien smugglers paid high prices for their passage to other countries, where they hoped that their economic prospects would improve. There were credible reports that some promised to pay from $30,000 to $50,000 (RMB 248,000 to 415,000) each for their passage. Upon arrival, many reportedly were forced to repay the traffickers for the smuggling charges by working in specified jobs for a set period of time. They often also were forced to pay charges for living expenses out of their meager earnings. The conditions under which these trafficked persons had to live and work were generally poor, and they were often required to work long hours. The smuggling rings that trafficked them often restricted their movements, and their travel documents, which were often fraudulent, frequently were confiscated. Victims of trafficking faced threats of being turned in to the authorities as illegal immigrants and threats of retaliation against their families at home if they protested the situation in which they found themselves. Persons who were trafficked from the country and then repatriated sometimes faced fines for illegal immigration upon their return; after a second repatriation, such persons could be sentenced to reeducation through labor. Alien smugglers were fined $6,000 (RMB 49,600), and most were sentenced to up to 3 years in prison; some have been sentenced to death.

Kidnapping and the buying and selling of children continued to occur, particularly in poorer rural areas. There were no reliable estimates of the number of children trafficked. Domestically, most trafficked children were sold to couples unable to have children; in particular, boys were trafficked to couples unable to have a son. However, baby girls also were trafficked. In March, police found 28 girls packed in suitcases on a bus going from Guangxi Province to Anhui Province apparently for sale. The oldest was 3 months of age; one baby died en route. Children were also trafficked for labor purposes. Children trafficked to work usually were sent from poorer interior areas to relatively more prosperous areas; traffickers reportedly often enticed parents to relinquish their children with promises of large remittances that their children would be able to send to them. The Ministry of Public Security uses DNA technology to confirm parentage, operating a national DNA databank.

The purchase of women was not criminalized until 1991, with the enactment of the NPC Standing Committee's "Decision Relating to the Severe Punishment of Criminal Elements Who Abduct and Kidnap Women and Children." This decision made abduction and sale separate offenses.

Arrests of traffickers have decreased from the peak in 2000, when a nationwide crackdown was initiated. That year, more than 19,000 persons were arrested and more than 11,000 were sentenced to punishments, including, in a few cases, the death penalty. According to official media reports, 110,000 women and 13,000 children who had been abducted were rescued in 2000. In 2002, official statistics indicate that authorities registered 1,897 cases involving trafficking of women and children (54.6 percent fewer than reported in 2000); uncovered 1,585 new cases of trafficking (56.2 percent fewer than in 2000); and rescued a total of 11,000 trafficked women and children.

Despite government efforts to eliminate trafficking in women and children, the problem persisted. Demand far outstripped the available supply, making trafficking a profitable enterprise for those willing to risk arrest and prosecution. The Government also continued to struggle with the pervasive problem of official corruption, as demonstrated by the prosecution and sentencing of over 83,000 officials on corruption-related charges in 1998-2002 (see Section 3). There were reports of complicity of local officials in the related problem of alien smuggling, as well as reports of the complicity of local officials in prostitution, which sometimes involved trafficked women. Disregard of the law also manifested itself at the village level, where village leaders have in some cases sought to prevent police from rescuing women who have been sold as brides to villagers.

Agencies involved in combating trafficking included the Ministry of Public Security, the Supreme People's Court, the Supreme People's Procuratorate, the Ministry of Civil Affairs, the Central Office in Charge of Comprehensive Management of Public Order, and the Legislative Office of the State Council. Some victims of domestic trafficking were given assistance and returned to their homes. It was Central Government policy to provide funds to provincial and local police to house victims and return them to their homes. Government-funded women's federation offices provided counseling on legal rights, including the options for legal action against traffickers, to some victims. The All-China Women's Federation assisted victims in obtaining medical and psychological treatment.

Source: http://hongkong.usconsulate.gov/uscn/hr/2004/022501.htm

Full Report: http://www.state.gov/g/drl/rls/hrrpt/2003/